Mail Stop 3561

				December 19, 2005

By Facsimile and U.S. Mail

Mr. Michael O`Donnell
Chief Financial Officer
Nisource Inc.
801 East 86th Avenue
Merrillville, IN 46410

		Re:	Nisource Inc.
			Form 10-K for the year ended December 31, 2004
			Filed March 9, 2005
			File No. 1-16189

			Northern Indiana Public Service Company
			Form 10-K for the year ended December 31, 2004
			Filed March 9, 2005
			File No. 1-04125

			Columbia Energy Group
			Form 10-K for the year ended December 31, 2004
			Filed March 9, 2005
			File No. 1-01098

Dear Mr. O`Donnell:

      We have reviewed your filings and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Nisource Inc. Form 10-K for the Year Ended December 31, 2004

General

1. Please note that our review encompassed all three registrants
mentioned above.   Accordingly, most of the comments, while
written
with the registrant`s specific information, have equal applicability to the related subsidiary(s) narrative or financial statements. Please confirm that in responding to the proceeding comments you will also respond to the comment to the extent it has any direct or indirect applicability to the related subsidiary(s) registrant.

Consolidated Balance Sheets, page 54

2. Explain to us why unbilled revenues, as a percentage of accounts receivable, have increased from 49% in 2003 to approximately 66% in
2004.

Statements of Consolidated Cash Flows, page 56

3. We are unclear what the line item "Net Cash Flows (used for) or from Discontinued Operations" represents. Please explain whether such line item reflects only cash flows from discontinued operating activities and why there are no cash flows from discontinued financial and investing activities. Please be advised that SFAS no.
95 does not support aggregating operating, investing, and financing cash flows from discontinued operations into a single line item. We may have further comment.

Note 2. Recent Accounting Pronouncements; SFAS no. 123R, page 69

4. We note your change in awarding stock options from a delayed vesting to immediate vesting and delayed exercise. While you suggest an implicit reason for such change, Topic 14:K in the last paragraph indicates management should disclose the reasons for entering into such transactions. Please also advise whether such early vested non-exercisable options represent the difference between options outstanding and exercisable in the table on page 89.

Note 8. Goodwill and Other Intangible Assets, page 80

5. We presume you have completed or are in the process of
completing
your calendar 2005 impairment testing of goodwill related to the acquisition of Columbia. Please supplementally provide us with a summary of your analysis performed for 2005. In this regard, please make it clear the method by which you are determining fair value including whether an outside consultant was utilized and all relevant assumptions if a net present value calculation is one of the
valuation measures.   Please ensure we understand how you
determine a
reporting unit and whether it is different from the related segment which has been allocated such goodwill. We may have further comment.

Northern Indiana Public Service Co. Form 10-K for the Year Ended
December 31, 2004

Note 4. Regulatory Matters, page 44

6. Explain to us how you are accounting for the indefinite
shutdown
of the Mitchell Generating Station in January, 2002.   We are
unable
to ascertain any write-downs of the station in any of the fiscal years presented or discussed. In this regard, explain to us how you evaluated the generating station for impairment including the related literature that you applied and whether SFAS no. 90 would apply. Tell us whether the Mitchell Generating Station is still being recovered in approved rates. Also, tell us if you have accrued any environmental cleanup costs, if not, explain why. In this regard, please explain in detail the rate and accounting ramifications of the
IURC approving your agreement with the City of Gary. We may have further comment.

Columbia Energy Group Form 10-K for the Year Ended December 31,
2004

Liquidity and Capital Resources, page 10

7. Please tell us the reason for the decrease in dividends paid.
In
this regard, please explain how you classifying transactions with the money pool in the Statements of Cash Flows including your rationale for such classification.

Note 7. Equity Investment Subsidiaries, page 34

8. Please provide an update regarding the transfer of your interests in the Millennium Pipeline Project entities and the current status of control. If you continue to control Millennium, please explain how your control is considered temporary as detailed in paragraph 2 to ARB no. 51.

Note 17. Segments of Business, page 46

9. We note that your segment disclosure does not present interest expense, interest income, or income tax expense. To the extent such items are included in your measure of segment profit, please include such items within your segment note. See paragraph 27 of FAS 131.

```		```````````````````````````````````````````````Please
respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

		Sincerely,



		Jim Allegretto
		Senior Assistant Chief Accountant

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Mr. Michael O'Donnell
Nisource Inc.
December 19, 2005
Page 5